Exhibit 1

North American Palladium Ltd.

Second Quarter Report 2015

Management’s Discussion and Analysis

INTRODUCTION

Unless the context suggests otherwise, references to “NAP” or the “Company” or similar terms refer to North American Palladium Ltd. and its subsidiaries. “LDI” refers to Lac des Iles Mines Ltd.

The following is management’s discussion and analysis of the financial condition and results of operations (“MD&A”) to enable readers of the Company’s condensed interim consolidated financial statements and related notes to assess material changes in financial condition and results of operations for the three and six months ended June 30, 2015, compared to those of the respective periods in the prior year.  This MD&A has been prepared as of July 28, 2015 and is intended to supplement and complement the condensed interim consolidated financial statements and notes thereto for the three and six months ended June 30, 2015 (collectively, the “Financial Statements”), which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the IASB.  Readers are encouraged to review the Financial Statements in conjunction with their review of this MD&A and the most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities, available at www.sec.gov and www.sedar.com, respectively.

Mr. James Gallagher, the Company’s Chief Operating Officer and a Qualified Person under National Instrument 43-101, has reviewed and approved all technical items disclosed in this MD&A.

All dollar amounts are in millions of Canadian dollars unless otherwise noted and all references to production ounces refer to payable production.

FORWARD-LOOKING INFORMATION

Certain information contained in this MD&A constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words ‘expect’, ‘potential’, ‘believe’, ‘anticipate’, ‘contemplate’, ‘target’, ‘may’, ‘will’, ‘could’, ‘would’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements included in this MD&A include, without limitation: information as to our strategy, plans or future financial or operating performance such as statements with respect to project timelines, production plans, projected cash flows or expenditures, operating cost estimates, mining methods, expected mining and milling rates, metal price and foreign exchange rates and other statements that express management’s expectations or estimates of future performance.  The Company cautions the reader that such forward-looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to: the risk that the LDI mine may not perform as planned, the possibility that commodity prices and foreign exchange rates may fluctuate, the possibility that the Company may not be able to generate sufficient cash to service its indebtedness and may be forced to take other actions, uncertainty regarding the ability to consummate the Recapitalization, the risk the Company may not be able to continue as a going concern, the possibility the Company will require substantial additional financing, events of default on its indebtedness, hedging could expose it to losses, competition, the possibility title to its mineral properties will be challenged, dependency on third parties for smelting and refining, inherent risks associated with development, exploration, mining and processing including risks related to tailings capacity and ground conditions, the risks associated with obtaining necessary licenses and permits, environmental hazards, uncertainty of mineral reserves and resources, changes in legislation, regulations or political and economic developments in Canada and abroad, employment disruptions including in connection with collective agreements between the Company and unions and litigation. For more details on these and other risk factors see the Company’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this MD&A, which may prove to be incorrect, include, but are not limited to: that the Company will be able to consummate the Recapitalization that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business, that metal prices and exchange rates between the Canadian and United States dollar will be consistent with the Company’s expectations, that there will be no material delays affecting operations or the timing of ongoing projects, that prices for key mining and construction supplies, including labour costs, will remain consistent with the Company’s expectations, and that the Company’s current estimates of mineral reserves and resources are accurate. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING MINERAL RESERVES AND RESOURCES

Mineral reserve and mineral resource information contained herein has been calculated in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects, as required by Canadian provincial securities regulatory authorities. Canadian standards differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained herein is not comparable to similar information disclosed in accordance with the requirements of the SEC. While the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms.  U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  In addition, U.S. investors are cautioned not to assume that any part or all of NAP’s mineral resources constitute or will be converted into reserves. For a more detailed description of the key assumptions, parameters and methods used in calculating NAP’s mineral reserves and mineral resources, see NAP’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the SEC.

OUR BUSINESS

NAP is an established precious metals producer that has been operating its LDI mine located in Ontario, Canada since 1993.  LDI is one of only two primary producers of palladium in the world, offering investors exposure to the price of palladium.

The Company recently expanded the underground LDI mine and has transitioned from ramp access to shaft access while utilizing long hole open stope mining. In the second quarter of 2015, the Company entered into a new three year collective agreement with its hourly employees that runs from June 1, 2015 to May 31, 2018.

The Company has significant exploration potential near the LDI mine, where a number of growth targets have been identified, and is engaged in an exploration program aimed at increasing its palladium reserves and resources.  As an established palladium-platinum group metal (“PGM”) producer on a permitted property, NAP has the potential to convert exploration success into production and cash flow on an accelerated timeline.

NAP trades on the TSX under the symbol PDL and on the OTC Market under the symbol PALDF.

RECAPITALIZATION TRANSACTION

Although the Company produced approximately 45,600 payable ounces of palladium in the first quarter of 2015, covenant relief was required as a result of lower production volumes in March 2015 combined with higher operating expenses in 2015, a decline in palladium prices and weakening of the Canadian dollar, which impacted the minimum shareholders’ equity and leverage ratio covenants.

On April 15, 2015, the Company announced that, following discussions with Brookfield Capital Partners Ltd. (“Brookfield”), one of its senior secured lenders, the Company entered into an agreement with Brookfield aimed at significantly reducing the Company’s debt and enhancing the Company’s liquidity (the “Recapitalization”).

The Company had retained a financial advisor in January 2015 to conduct a strategic review process.  In connection with the Recapitalization, the Company was permitted to continue its strategic review process in order to solicit interest in a sale of the Company and find a superior proposal.  On June 19, 2015, the Company announced that it had been unable to obtain a superior proposal to the Recapitalization and was therefore proceeding with the Recapitalization.

On June 18, 2015, Brookfield made available a US$25 bridge loan to fund any short term liquidity requirements related to the recent mill shutdown (see water balance issue and mill shutdown section of this MD&A). The bridge loan was available in two tranches, matures on September 15, 2015 and bears interest at 16%. On June 19, 2015, the Company drew down the first US$15 tranche of the bridge loan and on July 14, 2015 drew down on the second US$10 tranche.

The terms of the Recapitalization are as follows: (i) conversion of all amounts owing to Brookfield into equity, except in respect of the bridge loan, resulting in Brookfield owning common shares representing 92% of the common shares outstanding on a fully-diluted basis after giving effect to the Recapitalization, but prior to the rights offering; (ii) conversion of the 2012 and 2014 convertible debentures into equity, resulting in holders of convertible debentures owning common shares representing in aggregate 6% of the common shares outstanding on a fully diluted basis after giving effect to the Recapitalization, but prior to the rights offering; (iii) existing holders of common shares will own 2% of the post-Recapitalization common shares outstanding on a fully-diluted basis, but prior to the rights offering; (iv) termination of all outstanding warrants and options; (v) vesting of all outstanding restricted share units and their conversion into common shares; and, (vi) after completion of the Recapitalization, the Company will: (a) consolidate every 400 existing common shares into 1 new common share and (b) undertake a $50 rights offering to raise equity, pursuant to which all shareholders at that time will be able to participate. The $50 rights offering will be backstopped by Brookfield and another party.

The Recapitalization is subject to receipt of customary approvals, including convertible debenture holder and shareholder approval, as well as customary closing conditions. The Company’s obligations to employees, trade creditors, equipment leases and suppliers will not be affected by the Recapitalization. On July 30, 2015, meetings of shareholders and debentureholders will be held to vote on the Recapitalization.

If the Recapitalization is not approved, the Company has agreed to pursue proceedings under creditor protection legislation.  A holder of convertible debentures holding approximately 54% of the Company’s convertible debentures has executed an agreement to support the Recapitalization. The Recapitalization will be effected by way of a court approved plan of arrangement.  On June 30, 2015, the Company received the interim order with respect to the plan of arrangement.

Additional information regarding the Recapitalization transaction is included in the Company’s management proxy circular dated June 30, 2015 that is filed with the provincial securities regulatory authorities and the SEC and can be obtained at www.sedar.com or www.sec.gov.

WATER BALANCE ISSUE AND MILL SHUTDOWN

On May 11, 2015, the Company announced that water management continued to be a challenge and the Company was addressing water seepage issues at its reclamation water ponds that were being contained and pumped back into the tailings management facility. Since April 2015, the Company has been working closely with regulators to keep them informed of, and obtain their approval for, the actions being taken by the Company and various mitigation strategies to manage the water balance issues.

Prior to May 27th, the Company’s view was that the shutdown was temporary in nature and it was anticipated that restarting the mill within a reasonable timeframe would occur; however, on May 28, 2015, the Company announced that recent problems had developed with leakages at some of the existing containment structures which were then under repair. These issues were exacerbated by the late and rapid onset of spring, accompanied by heavy rains, causing excess water to enter containment areas resulting in an upsetting of the water balance.  The Company also experienced a leak in a decommissioned tailings pond that was used to store reclaimed water that was contained on site and monitored closely.  Progress towards the repair of the containment structures was being made but the timing for the resumption of milling operations could not be determined.

On June 3, 2015, after consultation with the relevant government ministries, the Company announced that, due to persistent high water levels in containment ponds, a controlled release of water into the environment commenced in order to restore the water balance and to ensure that dam integrity would not be compromised.  A portion of the water being discharged was being processed through an on-site water clarification plant.  Two additional water treatment plants were brought to site to provide additional treatment capacity and remain in operation. Monitoring stations have been set up downstream from the water release point to measure water quality. Unlike certain mining operations, tailings contained in LDI’s tailings management facilities are relatively benign as they are not acid generating. No tailings were released and the released water contained higher than permitted levels of suspended solids, aluminum and iron.

On June 19, 2015, the Company announced that it had made significant progress towards restoring the water balance at the LDI mine site. With water levels lower, at or approaching targeted levels within the tailings facility, and following consultations with the relevant provincial government ministries and under the advice of independent third party professionals, it was determined that the Company could stop the controlled release of water into the environment. Since June 18, 2015, only treated water has been discharged. Extensive downstream monitoring and testing to date in the LDI reclaim ponds and of the treated and untreated water released in downstream discharge areas has confirmed the water to be non-toxic and there have been no observed detrimental effects on aquatic life.

On June 26, 2015, milling operations resumed.  Prior to the restart of milling operations, the Company received a dam safety report from an independent third-party engineering consulting firm that reconfirmed the integrity of the containment structures at LDI’s tailings management facility. The Company also successfully restored water balance levels at LDI to within permitted operating levels. Following consultations with relevant provincial ministries, the Company was in compliance with all criteria required for the restart of milling operations.

The Company’s action plan to reduce and mitigate the potential downstream impact of the release includes: extensive monitoring and sampling of the receiving watershed; engaging experts to monitor the receiving water bodies and to advise on dam integrity and overall mitigation plans; check dams to slow the flow of water; and, silt fencing in place on the in and out flows of each receiving body of water.

As at July 28, 2015, monitoring indicates that the water quality in the downstream water bodies has essentially returned to background levels that existed before the discharge occurred. Suspended solids, aluminum and iron which were previously identified as being above permitted discharge limits are now at or below those limits. While the potential longer term impact of the discharge on the environment, if any, has yet to be determined, recent test results suggest that the impact will be negligible and the Company is working with experts in the field to prepare and implement a monitoring and remediation plan in consultation with First Nations groups and the Ministry of the Environment and Climate Change.

HIGHLIGHTS

	Three months ended June 30		Six months ended June 30
OPERATIONAL HIGHLIGHTS	2015	2014	2015	2014
Mining
Tonnes ore mined	625,093	506,945	1,411,393	1,037,084
Palladium grade (g/t)	3.3	3.1	2.9	3.1
Milling
Tonnes ore milled	336,142	521,478	1,087,562	1,037,989
Palladium head grade (g/t)	2.8	3.1	2.6	3.2
Palladium recovery (%)	82.8	83.6	82.9	84.1
Palladium production — payable oz	22,904	39,223	68,530	81,863
Palladium sales — payable oz	23,974	40,716	69,103	80,201
Realized palladium price per ounce (US$)	$758	$806	$771	$775
Cash cost per ounce palladium sold (US$) [1]	$750	$510	$645	$498

FINANCIAL HIGHLIGHTS	Three months ended June 30		Six months ended June 30
($millions except per share amounts)	2015	2014	2015	2014
Revenue	$27.3	$50.5	$91.3	$99.2
Production costs including mine restoration and mitigation costs	29.3	30.3	70.9	60.1
Income (loss) from mining operations	(10.1)	4.9	(6.1)	6.8
Loss and comprehensive loss	$(96.8)	$(10.0)	$(134.1)	$(36.6)
Loss and comprehensive loss per share	$(0.25)	$(0.03)	$(0.34)	$(0.13)
EBITDA [1]	$(5.5)	$15.9	$(20.6)	$16.9
Adjusted EBITDA [1]	$(4.0)	$10.5	$5.8	$20.1
Capital spending	$7.8	$5.6	$13.4	$8.5

1 Non-International Financial Reporting Standard (“IFRS”) measure. Please refer to Non-IFRS Measures on pages 22-23.

In the second quarter of 2015:

•                  The suspension of milling operations had a materially adverse impact on the financial and operating results for the Company. See the water balance issues and mill shutdown section of this MD&A for more information.

•                  625,093 tonnes were mined from the underground Offset and Roby zones and processed from the low grade surface stockpile at an average grade of 3.3 grams per tonne palladium.

•                  The mill processed 336,142 tonnes of ore at an average palladium head grade of 2.8 grams per tonne and a recovery of 82.8%.

•                  Payable palladium production was 22,904 ounces while payable palladium sales were 23,974 ounces.

•                  Cash interest of $7.9 was paid.

•                  Revenue decreased by $23.2 compared to 2014 primarily due to the impact of the mill shutdown.

•                  Production costs decreased $1.0 to $29.3 compared to 2014 primarily due to milling 36% fewer tonnes and favourable inventory and other cost movements partially offset by the impact of the mill shutdown, mining 66% more underground tonnes and higher contractor and consulting costs.

•                  Adjusted EBITDA decreased $14.5 to negative $4.0.

•                  A net loss of $96.8 occurred which included recognition of a $66.8 change in carrying value of long-term debt due to recognition of prepayment fees related to the Recapitalization transaction, mine restoration costs of $3.7 and $4.6 of non-cash depreciation and amortization partially offset by a $4.0 foreign exchange gain.

LDI OPERATING & FINANCIAL RESULTS

The LDI mine consists of an underground mine accessed via shaft with a capacity of approximately 8,000 tonnes per day, an open pit (currently inactive), a substantial low grade surface stockpile and a mill with a processing capacity of approximately 15,000 tonnes per day.  The primary underground deposits on the property are the Offset and Roby zones.  During 2015, the mill ran on a full time basis at approximately 60% of capacity other than during the May 8, 2015 until June 26, 2015 period that the mill was shutdown.  In the first six months of 2014, the mill was run on a batch basis.  The mill shutdown in the second quarter of 2015 makes comparisons between 2015 and 2014 difficult.

Operating Results

The key operating results are set out in the following table.

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Ore mined (tonnes)
Underground
Offset	434,644	219,977	795,273	489,920
Roby	3,911	43,927	38,334	49,829
	438,555	263,904	833,607	539,749
Surface
Low grade stockpile & reprocessed tailings	186,538	243,041	577,786	497,335
Total	625,093	506,945	1,411,393	1,037,084

Mined ore grade (Pd g/t)
Underground
Offset	4.3	4.7	4.2	4.8
Roby	3.9	6.3	3.8	6.0
	4.3	4.9	4.2	4.9
Surface
Low grade stockpile & reprocessed tailings	1.0	1.0	1.0	1.0
Average	3.3	3.1	2.9	3.1

Milling
Tonnes of ore milled	336,142	521,478	1,087,562	1,037,989
Palladium head grade (g/t)	2.8	3.1	2.6	3.2
Palladium recoveries (%)	82.8	83.6	82.9	84.1
Tonnes of concentrate produced	2,849	4,696	9,551	9,699
Production cost per tonne milled, before mine restoration and mitigation costs	$76	$58	$62	$58

Payable production
Palladium (oz)	22,904	39,223	68,530	81,863
Platinum (oz)	1,883	2,716	5,716	5,721
Gold (oz)	1,404	2,513	4,303	5,491
Nickel (lbs)	199,257	374,385	694,052	775,104
Copper (lbs)	367,025	632,155	1,234,394	1,432,026
Cash cost per ounce of palladium sold (US$)[1]	$750	$510	$645	$498

1 Non-IFRS measure. Please refer to Non-IFRS Measures on pages 22-23.

Mining

Underground mining continued during the mill shutdown in the second quarter of 2015 and consisted of 438,555 tonnes (4,819 tonnes per day) at an average grade of 4.3 g/t palladium compared to 263,904 tonnes (2,900 tonnes per day) at an average palladium grade of 4.9 g/t in the same period in the prior year.  In the second quarter of 2015, 186,538 tonnes of the low grade surface stockpile and tailings at an average grade of 1.0 g/t palladium was processed compared to 243,041 tonnes at an average grade of 1.0 g/t in the prior year. On a combined basis, 23% more tonnes of ore were mined and processed in the second quarter of 2015 at an 8% lower palladium grade compared to the same period in 2014.

In the first six months of 2015, underground ore mined at LDI consisted of 833,607 tonnes (4,606 tonnes per day) at an average grade of 4.2 g/t palladium compared to 539,749 tonnes (2,982 tonnes per day) at an average palladium grade of 4.9 g/t in the prior year.  In the first six months of 2015, LDI processed 577,786 tonnes of the low grade surface stockpile and tailings at an average grade of 1.0 g/t (2014 - 497,335 tonnes at an average grade of 1.0 g/t).

Milling

During 2015, the mill ran on a full time basis at approximately 60% of capacity other than during the May 8, 2015 until June 26, 2015 period that the mill was shutdown.  In the first six months of 2014, the mill was run on a batch basis.  The mill shutdown in the second quarter of 2015 makes comparisons between 2015 and 2014 difficult.

During the three months ended June 30, 2015, the LDI mill processed 336,142 tonnes of ore at an average palladium head grade of 2.8 g/t palladium and a recovery of 82.8% to produce 22,904 ounces of payable palladium (compared to the results in the same period in 2014 — 521,478 tonnes milled, average palladium head grade of 3.1 g/t, recovery of 83.6%, producing 39,223 ounces of payable palladium). The decrease in the second quarter of 2015 is due primarily to the mill shutdown.

The LDI mill processed 1,087,562 tonnes of ore at an average palladium head grade of 2.6 g/t and a recovery of 82.9% to produce 68,530 ounces of payable palladium during the six months ended June 30, 2015 (2014 — 1,037,989 tonnes milled, average palladium head grade of 3.2 g/t, recovery of 84.1%, producing 81,863 ounces of payable palladium).

Production Costs per Tonne Milled

Production costs per tonne milled in the three and six month periods ended June 30, 2015 were $76 and $62 respectively compared to $58 and $58 per tonne in the comparable 2014 periods.  The increases were primarily due to the impact of the mill shutdown in the second quarter of 2015 resulting in fewer tonnes milled and the production cost increases noted below.

Payable Production

Payable production was lower for all payable metals in the first quarter and first half of 2015 compared to the same periods in 2014.  Payable metal changes were primarily due to the mill shutdown in the second quarter of 2015.

Cash Cost per Ounce of Palladium Sold

Cash cost per ounce of palladium sold is a non-IFRS measure and the calculation is provided in the Non-IFRS Measures section of this MD&A.

The cash cost per ounce of palladium sold increased to US$7501 for the three months ended June 30, 2015 compared to US$5101 in the same period in 2014. The cash cost per ounce of palladium sold increased to US$6451 for the six months ended June 30, 2015 compared to US$4981 in the same period in 2014. Please refer to the water balance issue and mill shutdown, LDI revenue, production costs, smelting, refining and freight costs and royalty expense sections of this MD&A for additional details.

1 Non-IFRS measure. Please refer to Non-IFRS Measures on pages 22-23.

Financial Results

Income from mining operations for the LDI operations is summarized in the following table.

	Three months ended June 30		Six months ended June 30
($millions)	2015	2014	2015	2014
Gross revenue	$27.3	$50.5	$91.3	$99.2
Smelting, refining and freight costs	2.7	4.1	9.4	8.3
Royalty expense	1.0	2.2	3.5	4.3
Net revenue	23.6	44.2	78.4	86.6
Mining operating expenses
Production costs
Mining	20.9	17.1	44.8	35.9
Milling	6.6	7.2	17.6	15.2
General and administration	5.8	4.8	12.9	9.9
	33.3	29.1	75.3	61.0
Inventory and others	(7.7)	1.2	(8.1)	(0.9)
Mine restoration and mitigation costs	3.7	—	3.7	—
	29.3	30.3	70.9	60.1
Depreciation and amortization	4.6	8.2	13.2	18.5
Inventory price adjustment	—	—	0.5	—
Loss (gain) on disposal of equipment	(0.2)	0.8	(0.1)	1.2
Total mining operating expenses	$33.7	$39.3	$84.5	$79.8
Income (loss) from mining operations	$(10.1)	$4.9	$(6.1)	$6.8

The Company has included income from mining operations as an additional IFRS measure to provide the user with additional information on the actual results of the LDI operations.

Gross Revenue

Gross revenue is affected by production and sales volumes, commodity prices, currency exchange rates, mill run timing and shipment schedules.  Metal sales for LDI are recognized in revenue at provisional prices when delivered to a smelter for treatment or a designated shipping point.  Final pricing is determined in accordance with LDI’s smelter agreements.  In most cases, final pricing is determined two months after delivery to the smelter for gold, nickel and copper and four months after delivery for palladium and platinum.  Final pricing adjustments can result in additional revenues in a rising commodity price environment and reductions to revenue in a declining commodity price environment.  Similarly, a weakening in the Canadian dollar relative to the U.S. dollar would have a positive impact on revenues and a strengthening in the Canadian dollar would have a negative impact on revenues.  The Company periodically enters into financial contracts for past production delivered to the smelters to mitigate the smelter agreements’ provisional pricing exposure to rising or declining palladium prices and an appreciating Canadian dollar.  These financial contracts represent 18,300 ounces of palladium as at June 30, 2015 (December 31, 2014 — 12,800 palladium ounces) and matured in July 2015 at an average forward price of US$790 per ounce of palladium (December 31, 2014 — US$812 per ounce of palladium).  For substantially all of the palladium delivered to the customers under the smelter agreements, the quantities and timing of settlement specified in the financial contracts match final pricing settlement periods.  The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue.  The fair value of these contracts at June 30, 2015 was an asset of $2.6 included in accounts receivable compared to $0.2 at December 31, 2014.

Revenue for the three months ended June 30, 2015

	Palladium	Platinum	Gold	Nickel	Copper	Others	Total
Sales volume(1)	23,974	2,006	1,471	215,922	401,809	n.a.	n.a.
Realized price (US$) (1)	$758	$1,130	$1,193	$5.91	$2.75	n.a.	n.a.
Revenue before price adjustment	$22.8	$2.8	$2.1	$1.6	$1.4	$0.1	$30.8
Price adjustment ($millions):
Commodities	(0.2)	(0.3)	—	—	(0.1)	—	(0.6)
Foreign exchange	(2.4)	(0.2)	(0.1)	(0.1)	(0.1)	—	(2.9)
Revenue ($million)	$20.2	$2.3	$2.0	$1.5	$1.2	$0.1	$27.3

(1)   Quantities and prices are per ounce for palladium, platinum and gold and per pound for nickel and copper.

Revenue for the three months ended June 30, 2014

	Palladium	Platinum	Gold	Nickel	Copper	Others	Total
Sales volume(1)	40,716	2,814	2,633	369,303	667,536	n.a.	n.a.
Realized price (US$) (1)	$806	$1,445	$1,294	$8.05	$3.07	n.a.	n.a.
Revenue before price adjustment	$36.7	$4.4	$3.7	$3.4	$2.2	$—	$50.4
Price adjustment ($millions):
Commodities	0.2	0.3	0.1	0.4	0.1	—	1.1
Foreign exchange	(0.5)	(0.2)	(0.1)	(0.1)	(0.1)	—	(1.0)
Revenue ($millions)	$36.4	$4.5	$3.7	$3.7	$2.2	$—	$50.5

(1)   Quantities and prices are per ounce for palladium, platinum and gold and per pound for nickel and copper.

Revenue for the six months ended June 30, 2015

	Palladium	Platinum	Gold	Nickel	Copper	Others	Total
Sales volume(1)	69,103	5,788	4,327	706,979	1,257,930	n.a.	n.a.
Realized price (US$) (1)	$771	$1,157	$1,207	$6.25	$2.69	n.a.	n.a.
Revenue before price adjustment	$67.5	$8.5	$6.4	$5.4	$4.2	$0.1	$92.1
Price adjustment ($million):
Commodities	(5.0)	(0.8)	0.1	(0.2)	(0.1)	—	(6.0)
Foreign exchange	3.8	0.5	0.4	0.3	0.2	—	5.2
Revenue ($millions)	$66.3	$8.2	$6.9	$5.5	$4.3	$0.1	$91.3

(1)   Quantities and prices are per ounce for palladium, platinum and gold and per pound for nickel and copper.

Revenue for the six months ended June 30, 2014

	Palladium	Platinum	Gold	Nickel	Copper	Others	Total
Sales volume(1)	80,201	5,602	5,399	737,884	1,416,322	n.a.	n.a.
Realized price (US$) (1)	$775	$1,432	$1,288	$7.36	$3.14	n.a.	n.a.
Revenue before price adjustment	$69.0	$8.8	$7.6	$6.1	$4.9	$0.1	$96.5
Price adjustment ($millions):
Commodities	2.7	0.5	0.3	0.5	(0.1)	—	3.9
Foreign exchange	(1.2)	—	—	—	—	—	(1.2)
Revenue ($millions)	$70.5	$9.3	$7.9	$6.6	$4.8	$0.1	$99.2

(1)   Quantities and prices are per ounce for palladium, platinum and gold and per pound for nickel and copper.

Revenue for the three months ended June 30, 2015 decreased by $23.2 or 46% compared to the second quarter of 2014 primarily due to the mill shutdown in the second quarter of 2015 that resulted in a significant decrease in all payable metals sold.  Lower revenues were also impacted by a decrease in all US$ metal prices realized partially offset by a weaker Canadian dollar.  For the six months ended June 20, 2015, revenues decreased by $7.9 or 8% primarily due to the mill shutdown reducing payable metals sold and, lower US$ realized prices for all metals partially offset by a weaker Canadian dollar.

Spot Metal Prices* and Exchange Rates

For comparison purposes, the following table sets out spot metal prices and exchange rates.

	Jun-30		Mar-31		Dec-31		Sep-30		Jun-30		Mar-31		Dec-31		Sep-30
	2015		2015		2014		2014		2014		2014		2013		2013
Palladium — US$/oz		$677		$729		$798		$775		$844		$778		$711		$726
Platinum — US$/oz		$1,078		$1,129		$1,210		$1,300		$1,480		$1,418		$1,358		$1,411
Gold — US$/oz		$1,171		$1,187		$1,199		$1,217		$1,315		$1,292		$1,202		$1,327
Nickel — US$/lb		$5.30		$5.65		$6.77		$7.49		$8.49		$7.14		$6.34		$6.29
Copper — US$/lb		$2.61		$2.73		$2.85		$3.03		$3.15		$3.01		$3.34		$3.31
Exchange rate (Bank of Canada) — CDN$1 = US$	US$	0.80	US$	0.79	US$	0.86	US$	0.89	US$	0.94	US$	0.90	US$	0.94	US$	0.97

* Based on the London Metal Exchange

Smelting, refining and freight costs

Smelting, refining and freight costs for the three and six month periods ended June 30, 2015 were $2.7 and $9.4 compared to $4.1 and $8.3 in the respective 2014 periods.  The decrease in the quarter ended June 30, 2015 compared to the prior year quarter was primarily due to the mill shutdown.  The increase in the six months ended June 30, 2015 as compared to the prior year period is primarily due to the impact of a weaker Canadian dollar.

Royalty expense

For the three and six month periods ended June 30, 2015, royalty expenses were $1.0 and $3.5 compared to $2.2 and $4.3 in the respective 2014 periods.  The decreases in 2015 were primarily due to lower revenues in 2015 compared to the respective 2014 periods and the mill shutdown in the second quarter of 2015.

Production costs

For the three and six months ended June 30, 2015, production costs were $29.3 and $70.9 compared to $30.3 and $60.1 in 2014 respectively.  In the second quarter of 2015, the Company ceased milling operations from May 8, 2015 until June 26, 2015 due to water balance issues.  During this period, underground mining operations continued and no layoffs occurred; however, production costs for the three and six month periods ended June 30, 2015 include $3.7 of mine restoration and mitigation costs.

Mining costs for the three and six month periods ended June 30, 2015 increased by $3.8 (22%) and $8.9 (25%) respectively compared to the 2014 periods.  The increases were primarily due to 66% and 54% more underground tonnes mined respectively in the three and six month periods ended June 30, 2015, and increased costs associated with contractors, parts and labour partially offset by lower costs for propane, capital chargebacks and equipment rentals.

For the three month period ended June 30, 2015, milling costs decreased $0.6 (8%) while for the six month ended June 30, 2015, milling costs increased $2.4 (16%) compared to the respective 2014 periods.  These changes were primarily due to the impact of the 2015 mill shutdown, increased reagent use and higher labour and contractor costs and running the mill on a full time basis for the first four months of 2015.

Depreciation and amortization

Depreciation and amortization for the three and six months ended June 30, 2015 were $4.6 and $13.2 respectively, compared to $8.2 and $18.5 in the comparable 2014 periods. The 2015 decreases over the prior year periods were primarily due to lower unit of production depletion related to lower production and an increased reserve and resource base partially offset by more tonnes mined.

OTHER EXPENSES

Exploration

Exploration expenditures for the three and six month periods ended June 30, 2015 were $1.8 and $4.3 respectively compared to $1.9 and $2.6 in the respective 2014 periods. The changes were primarily due to an early start to the 2015 exploration program and a subsequent curtailment of the program in light of budget reductions.

Interest and other income

Interest and other income for the three and six months periods ended June 30, 2015 were $2.4 and $1.1 respectively compared to $2.6 and $2.4 in the comparable prior year periods. The decreases were primarily due to decreases in fair value of warrants associated with the convertible debentures issued in 2014.

Interest costs, prepayment fee and other

Interest costs, prepayment fee and other for the three and six month periods ended June 30, 2015 were $81.6 and $93.5 respectively compared to $16.0 and $29.0 in the comparable prior year periods. The increases were primarily due to changes in the carrying value of the senior secured term loan.

Financing costs

For the three and six month periods ending June 30, 2015, financing costs were $7.5 and $7.9 compared to $4.3 and $8.4 in the comparable 2014 periods. The 2015 amounts were primarily due to financing costs related to costs associated with the Recapitalization transaction while the 2014 amounts primarily related to the issuance of the 2014 convertible debentures.

Foreign exchange loss (gain)

Foreign exchange gains and loss for the three and six month periods ended June 30, 2015 were a gain of $4.0 and a loss of $18.4 respectively compared to a gain of $7.3 and a loss of $0.6 in comparable 2014 periods.  The 2015 and 2014 gains and losses were primarily due to the impact of exchange rate movements on the US$ denominated senior secured term loan and the US$ denominated credit facility.

SUMMARY OF QUARTERLY RESULTS

Summary of Quarterly Results

($millions except per share	2015		2014				2013
amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$27.3	$64.0	$74.5	$46.4	$50.5	$48.7	$39.6	$33.3
Production costs, including mine restoration and mitigation costs	29.3	41.6	40.5	30.1	30.3	29.7	29.9	22.9
Exploration expense	1.8	2.5	3.1	2.5	1.9	0.8	1.4	3.9
Capital expenditures	7.8	5.6	9.5	5.8	5.6	2.9	16.7	26.9
Net loss	96.8	37.3	11.3	18.8	10.0	26.7	11.7	5.3
Cash provided by (used in) operations	6.4	20.7	1.0	8.0	(3.8)	(16.8)	4.2	2.0
Cash provided by (used in) financing activities	11.6	(8.8)	0.7	(34.7)	31.6	31.8	4.3	(2.1)
Cash provided by (used in) investing activities	(7.2)	(5.6)	(9.5)	(5.8)	(5.4)	(2.9)	(16.7)	(26.7)
Net loss per share
— basic and diluted	$(0.25)	$(0.10)	$(0.01)	$(0.05)	$(0.03)	$(0.11)	$(0.05)	$(0.03)
Tonnes milled	336,142	751,420	1,080,299	566,494	521,478	516,511	544,074	517,157
Palladium sold (ounces)	23,974	45,129	57,256	36,430	40,716	39,485	35,205	27,370
Realized palladium price (US$/ounce)	$758	$786	$787	$860	$806	$739	$725	$721

Trends:

•                  Revenue, production costs, tonnes milled and palladium ounces sold, varied over the last eight quarters as mining has transitioned from the Roby zone underground and the surface open pit to the Offset zone underground and surface stockpiles. In the second quarter of 2015, the mill shutdown and changes in tonnes, grades and sources of ore significantly impacted revenue realized, production costs, ore milling and palladium ounces produced.

•                  Realized quarterly average prices for palladium have ranged from US$721 to US$860 per ounce in the last eight quarters while US$ prices for platinum, gold, copper and nickel have generally been declining over the last five quarters. The weakening of the Canadian dollar versus the United States dollar generally results in higher revenues.

•                  Underground mining operations have been transitioning to a shaft based ore handling system from a ramp based one in the most recent quarters. The vast majority of ore currently brought to surface is using the shaft which, for accounting purposes, was considered in commercial production on January 1, 2014.

•                  Capital expenditures have been generally declining for the last eight quarters as activities associated with the construction of the shaft and related infrastructure to process the upper Offset zone ore were completed.

•                  Cash provided by operations in Q1 2015 increased primarily due to increases in accounts receivable and accounts payable.

•                  Cash provided by financing activities in Q2 2015 was primarily due to a US$25 credit facility provided by the senior secured term loan lender that was fully utilized in the quarter and the Q1 and Q2 2014 sources were primarily due to the issuance of convertible debentures.  The use of funds in Q3 2014 was primarily due to a partial repayment of the senior secured term loan.

FINANCIAL CONDITION, CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

	Three months ended June 30		Six months ended June 30
($millions)	2015	2014	2015	2014
Cash provided by (used in) operations prior to changes in non-cash working capital	$(5.7)	$9.2	$2.0	$18.6
Changes in non-cash working capital	12.1	(13.0)	25.1	(39.2)
Cash provided by (used in) operations	6.4	(3.8)	27.1	(20.6)
Cash provided by financing activities	11.6	31.6	2.8	63.4
Cash used in investing activities	(7.2)	(5.4)	(12.8)	(8.3)
Increase in cash and cash equivalents	$10.8	$22.4	$17.1	$34.5

Operating Activities

For the three months ended June 30, 2015, cash used in operations prior to changes in non-cash working capital was $5.7 compared to a source of $9.2 in the prior year.  The 2015 decrease of $14.9 was primarily due to a $23.2 decrease in revenue and a $3.7 increase in mine restoration and mitigation costs partially offset by a $4.7 decrease in production costs, a $3.5 increase in net foreign exchange gain and a $2.6 decrease in smelting, refining, freight and royalty costs.  For the six months ended June 30, 2015, cash provided by operations prior to changes in non-cash working capital was $2.0 compared to $18.6 in the prior year.  The 2015 decrease of $16.6 was primarily due to a $7.9 decrease in revenue, a $7.1 increase in production costs, a $3.7 increase in mine restoration and mitigation costs partially offset by a $3.3 decrease in net foreign exchange loss.

Changes in non-cash working capital for the three months ended June 30, 2015 resulted in a source of cash of $12.1 compared to a use of cash of $13.0 in 2014. The 2015 increase of $25.1 was primarily due to favourable movements in accounts receivable of $32.4 and accounts payable and accrued liabilities of $7.2 partially offset by unfavourable movements in inventories of $9.6 and other assets of $4.9.  Changes in non-cash working capital for the first six months of 2015 resulted in a source of cash of $25.1 compared to a use of cash of $39.2 in 2014. The 2015 increase of $64.3 was primarily due to favourable movements in accounts receivable of $51.9 and accounts payable and accrued liabilities of $25.5 partially offset by an unfavourable movements in inventories of $8.3 and other assets of $6.0.

Financing Activities and Liquidity

For the three and six month periods ended June 30, 2015, financing activities resulted in sources of cash of $11.6 and $2.8 respectively compared to $31.6 and $63.4 in the comparable 2014 periods.  Financing activities for the three months ended June 30, 2015 consisted primarily of $34.9 drawdowns of the Brookfield interim and bridge loan facilities partially offset by $14.6 of interest payments (six months ended June 30, 2015 $23.0).  For the three and six month periods ended June 30, 2014, financing activities $33.0 and $61.4 respectively related to the net proceeds on the issuance of convertible debentures and, in the first quarter of 2014, a $6.1 drawdown of a credit facility.

Investing Activities

For the three and six month periods ended June 30, 2015, investing activities used cash of $7.2 and $12.8 respectively compared to $5.4 and $8.3 in the comparable 2014 periods.  The expenditures in 2015 and 2014 were due to additions to mining interests.

Liquidity and Capital Resources1

	As at June 30	As at December 31
($millions)	2015	2014
Cash and cash equivalents	$21.2	$4.1
Total debt	405.4	281.7
Shareholders’ equity	92.5	224.4

1Also see critical accounting policies and estimates, going concern section of this MD&A.

As at June 30, 2015, the Company had cash and cash equivalents of $21.2 compared to $4.1 as at December 31, 2014.  The change from the prior year end is due to the sources and uses of cash as noted above.  The funds are deposited with major Canadian chartered banks.

The Company has, subject to a borrowing base cap, a US$60.0 credit facility that is secured by first priority on the Company’s accounts receivable and inventory and second priority on the property, plant and equipment and may be used for working capital liquidity and general corporate purposes.  In July 2014, the Company extended its US$60 credit facility to July 3, 2015 and the facility was further extended to September 15, 2015 as part of the Recapitalization negotiations.  As at June 30, 2015, the borrowing base calculation limited the credit facility to a maximum of US$27.2 of which US$35.9 was utilized including US$12.4 of letters of credit.  Subsequent to June 30, 2015, the Company made a US$8.7 repayment of the credit facility to bring utilization below the borrowing base cap.

The Company’s senior secured term loan and credit facility contain several financial covenants which, if not met, would result in an event of default.  These loans also include certain other covenants, including limits on liens, additional debt, payments, material adverse change provisions and cross-default provisions. Certain events of default result in these loans becoming immediately due and, for the senior secured term loan, the requirement for payment of a prepayment fee and penalty interest rates. Other events of default entitle the lenders to demand repayment.

The Company’s liquidity may be adversely affected by operating performance, a downturn in market conditions impacting access to capital markets or entity specific conditions.  The Company’s liquidity is dependent on a number of variables including, but not limited to, metal prices, operational costs, capital expenditures, and meeting production targets.  Adverse changes in any of these variables may impact the Company’s liquidity position. On July 29, 2015, the Company announced that it had put its 2015 guidance under review with a negative revision expected. Please also see the recapitalization transaction section of this MD&A.

At March 31, 2015, the Company received waivers with respect to the current ratio, minimum shareholders’ equity and senior debt to EBITDA ratio covenants, and subsequently received amendments waiving future covenant compliance for the April, May, June and July 2015 compliance tests, subject to certain conditions.  Please also see the recapitalization transaction section of this MD&A.

The Company has $17.2 of finance leases funding equipment for operations.  Please also see the contractual obligations below for additional commitments.

Contractual Obligations

Contractual obligations are comprised as follows:

As at June 30, 2015	Payments Due by Period
($millions)	Total	1-3 Years	3-5 Years	5+ Years
Credit facility	$60.5	$60.5	$—	$—
Finance lease obligations	17.2	14.0	3.2	—
Operating leases	3.1	3.0	0.1	—
Long term debt	327.7	327.7	—	—
Purchase obligations	10.0	10.0	—	—
	$418.5	$415.2	$3.3	$—

In addition to the above, the Company has asset retirement obligations at June 30, 2015 in the amount of $16.3 for the LDI mine, contractual obligations reflected in accounts payable and obligations related to its credit facility and long-term debt.  The Company obtained letters of credit of $14.1 as financial surety for these future outlays.

Commitments

Please refer to note 14 of the Company’s Financial Statements.

Related Party Transactions

There were no related party transactions for the period ended June 30, 2015.

OUTSTANDING SHARE DATA

As of July 28, 2015, there were 393,690,541 common shares of the Company outstanding.  In addition, there were options outstanding pursuant to the Corporate Stock Option Plan entitling holders thereof to acquire 5,200,042 common shares of the Company at a weighted average exercise price of $1.00 per share.

At July 28, 2015, $0.3 and $43.0 of 2014 and 2012 convertible debentures were outstanding and were convertible into approximately 1.6 million and 14.8 million common shares respectively.

In conjunction with the 2014 convertible debentures, approximately 35.7 million common share purchase warrants at an exercise price of $0.5786 per share were issued and remain outstanding as of July 28, 2015.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies generally include estimates that are highly uncertain and for which changes in those estimates could materially impact the Company’s financial statements. The following accounting policies are considered critical:

a.              Going Concern

The condensed interim consolidated financial statements have been prepared on a going concern basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.  On June 18, 2015 the Company entered into the Recapitalization agreement with Brookfield aimed at significantly reducing the Company’s debt and enhancing the Company’s liquidity. In addition, the Company’s credit facility matures in September 2015, and while the Company is in discussions with the lender about extending the credit facility, the Company does not have any committed alternative in place.  The Company’s ability to continue operations, exploration and development activities in the near term is dependent upon successfully executing the Recapitalization under a plan of arrangement under the Canada Business Corporations Act.

The Company’s senior secured term loan and credit facility contain several financial covenants, which, if not met would result in an event of default.  These loans also include certain other covenants, including limits on liens, material adverse change provisions and cross-default provisions. Certain events of default entitle the lenders to demand repayment and, the senior secured term loan provides for the payment of a prepayment fee and penalty interest upon an event of default.  At March 31, 2015, the Company received waivers with respect to the current ratio, minimum shareholders’ equity and senior debt to EBITDA ratio covenants, and subsequently received amendments waiving future covenant compliance for the April, May, June and July 2015 compliance tests, subject to certain conditions. However, under the terms of the waivers received in conjunction with the Recapitalization agreement, the Company’s lenders will require testing of covenant compliance commencing with the July 31, 2015 compliance date.

A shareholder and debenture holder vote on the Recapitalization is scheduled for July 30, 2015. If the shareholder and debenture holder vote does not approve the Recapitalization, the Company has agreed to initiate proceedings under the Companies’ Creditors Arrangement Act.

The Company’s ability to continue operations and exploration and development activities is dependent upon successfully executing the Recapitalization under a plan of arrangement under the Canada Business Corporations Act.

These conditions have resulted in a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include adjustments to the carrying values and classifications of recorded assets and liabilities and related revenues and expenses that might be necessary should the Company be unable to continue as a going concern. Please also see the recapitalization transaction section of this MD&A.

b.              Use of estimates

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed interim consolidated financial statements and the reported amounts of revenue and expenses during the year.  Significant estimates and assumptions relate to recoverability of mining operations and mineral exploration properties.  While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Certain assumptions are dependent upon reserves, which represent the estimated amount of ore that can be economically and legally extracted from the Company’s properties.  In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity prices and exchange rates.  Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples.  This process may require complex and difficult geological judgments to interpret the data.  Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period they are determined and in any future periods affected.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period.  Changes in reported reserves may affect the Company’s financial results and financial position in a number of ways, including the following:

•                  Asset carrying values including mining interests may be affected due to changes in estimated future cash flows;

•                  Depreciation and amortization charged in the statement of operations may change or be impacted where such charges are determined by the units of production basis, or where the useful economic lives of assets change;

•                  Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities; and,

•                  The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

c.               Impairment assessments of long-lived assets

The carrying amounts of the Company’s non-financial assets, excluding inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment.  Impairment is assessed at the level of cash-generating units (“CGUs”).  An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss for any excess of carrying amount over the recoverable amount.

Impairment is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment purposes.

The recoverable amount of an asset or CGU is the greater of its “value in use”, defined as the discounted present value of the future cash flows expected to arise from its continuing use and its ultimate disposal, and its “fair value less costs to sell”, defined as the best estimate of the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, less costs of disposal.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss if the carrying amount of an asset or a CGU exceeds its estimated recoverable amount.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss on non-financial assets other than goodwill is reversed if there has been a change in the estimates used to determine the recoverable amount, only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

d.              Depreciation and amortization of mining interests

Mining interests relating to plant and equipment, mining leases and claims, royalty interests, and other development costs are recorded at cost with depreciation and amortization provided on the unit-of-production method over the estimated remaining ounces of palladium to be produced based on the proven and probable reserves or, in the event that the Company is mining resources, an appropriate estimate of the resources mined or expected to be mined.

Mining interests relating to small vehicles and certain machinery with a determinable expected life are recorded at cost with depreciation provided on a straight-line basis over their estimated useful lives, ranging from three to seven years, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.  Straight-line depreciation is calculated over the depreciable amount, which is the cost of an asset, less its residual value.

Significant components of individual assets are assessed and, if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately using the unit-of-production or straight-line method as appropriate. Costs relating to land are not amortized.

Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

e.               Revenue recognition

Revenue from the sale of metals in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of volume adjustments. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The timing of the transfers of risks and rewards varies depending on the individual terms of the contract of sale.

Revenue from the sale of palladium and by-product metals from the LDI mine is provisionally recognized based on quoted market prices upon the delivery of concentrate to the smelter or designated shipping point, which is when title transfers and significant rights and obligations of ownership pass.  The Company’s smelter contract provides for final prices to be determined by quoted market prices in a period subsequent to the date of concentrate delivery.  Variations from the provisionally priced sales are recognized as revenue adjustments until final pricing is determined.  Accounts receivable are recorded net of estimated treatment and refining costs, which are subject to final assay adjustments. Subsequent adjustments to provisional pricing amounts due to changes in metal prices and foreign exchange are disclosed separately from initial revenues in the notes to the financial statements.

f.                 Asset retirement obligations

In accordance with Company policies, asset retirement obligations relating to legal and constructive obligations for future site reclamation and closure of the Company’s mine sites are recognized when incurred and a liability and corresponding asset are recorded at management’s best estimate.  Estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs.

The amount of any liability recognized is estimated based on the risk-adjusted costs required to settle present obligations, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. When the liability is initially recorded, a corresponding asset retirement cost is recognized as an addition to mining interests and amortized using the unit of production method.

The liability for each mine site is accreted over time and the accretion charges are recognized as an interest cost in the Consolidated Statements of Operations and Comprehensive Loss.  The liability is subject to re-measurement at each reporting date based on changes in discount rates and timing or amounts of the costs to be incurred. Changes in the liability, other than accretion charges, relating to mine rehabilitation and restoration obligations, which are not the result of current production of inventory, are added to or deducted from the carrying value of the related asset retirement cost in the reporting period recognized.  If the change results in a reduction of the obligation in excess of the carrying value of the related asset retirement cost, the excess balance is recognized as a recovery through profit or loss in the period.

Adoption of New Accounting Standards

There have been no new accounting standards adopted by the Company for the six month period ended June 30, 2015.

New standards not yet adopted

The following new standards or amendments to standards are not yet effective for the period ended June 30, 2015 or have otherwise not yet been adopted by the Company.

IAS 16 and IAS 38 Clarification of acceptable methods of depreciation and amortization

This pronouncement amends IAS 16 Property Plant and Equipment and IAS 38 Intangible Assets to (i) clarify that the use of a revenue-based depreciation method is not appropriate for property, plant and equipment, and (ii) provide a rebuttable presumption for intangible assets.  The amendment is effective for years beginning on or after January 1, 2016. This amendment is not expected to have a material impact on the consolidated financial statements of the Company.

IFRS 15 Revenue from contracts with customers

This new standard on revenue recognition supercedes IAS 18 Revenue, IAS 11 Construction Contracts, and related interpretations. The amendment is effective for years beginning on or after January 1, 2017. The Company is presently evaluating the potential impact of this new standard on the consolidated financial statements of the Company.

IFRS 9 Financial Instruments: Classification and Measurement

On July 24, 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014)) which will replace IAS 39, Financial Instruments: Recognition and Measurement.

IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. This includes the introduction of a third measurement category for financial assets — fair value through other comprehensive income.

Special transitional requirements have been set for the application of the new general hedging model.

IFRS 9 (2014) includes finalized guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment, and new general hedge accounting requirements.

The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted.  The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company is presently evaluating the impact of adopting this standard.

OTHER INFORMATION

Additional information regarding the Company is included in the Company’s Form 40-F/Annual Information Form, which are filed with the SEC and the provincial securities regulatory authorities, respectively.  A copy of the Company’s Form 40-F can be obtained from the SEC’s website at www.sec.gov and a copy of the Annual Information Form is posted on the SEDAR website at www.sedar.com.

RISKS AND UNCERTAINTIES

In addition to the risks and uncertainties discussed within the Company’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities, the reader should also consider the following risk factors:

Going Concern Risk — Please see the recapitalization transaction and going concern sections of this MD&A.

Liquidity Risk — Please see the liquidity and capital resources section of this MD&A.

Financing Risk — Please see the recapitalization transaction and going concern sections of this MD&A.

INTERNAL CONTROLS

Disclosure Controls and Procedures

Management is responsible for the information disclosed in this MD&A and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable.

For the six month period ended June 30, 2015, the Chief Executive Officer and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The disclosure controls and procedures are evaluated annually through regular internal reviews which are carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer and Chief Financial Officer.

Internal Control over Financial Reporting

For the six month period ended June 30, 2015, the Chief Executive Officer and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS as issued by the IASB.

There have been no changes in the Company’s internal controls over the financial reporting that occurred during the most recent six month period ended June 30, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting.  Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance, not absolute assurance, with respect to the preparation and fair presentation of published financial statements and management does not expect such controls will prevent or detect all misstatements due to error or fraud. The Company is continually evolving and enhancing its systems of controls and procedures.

Under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, management performs regular internal reviews and conducts an annual evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013).

NON-IFRS MEASURES

This MD&A refers to cash cost per ounce, EBITDA, adjusted EBITDA and adjusted net working capital and proforma condensed balance sheet which are not recognized measures under IFRS.  Such Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses these measures internally. The use of these measures enables management to better assess performance trends. Management understands that a number of investors, and others who follow the Company’s performance, assess performance in this way.  Management believes that these measures better reflect the Company’s performance and are better indications of its expected performance in future periods.  This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following tables reconcile these non-IFRS measures to the most directly comparable IFRS measures:

Cash Cost Per Ounce of Palladium

The Company uses this measure internally to evaluate the underlying operating performance of the Company for the reporting periods presented.  The Company believes that providing cash cost per ounce allows the ability to better evaluate the results of the underlying business of the Company.

Cash cost per ounce include mine site operating costs such as mining, processing, administration and royalties, but are  exclusive of depreciation, amortization, reclamation, capital and exploration costs.  The cash cost per ounce calculation is reduced by any by-product revenue and is then divided by ounces sold to arrive at the by-product cash cost per ounce of sales.  This measure, along with revenues, is considered to be a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.

The Company’s primary operation relates to the extraction of palladium metal. Therefore, all other metals extracted in conjunction with the palladium metal are considered to be a by-product credit for the purposes of the cash cost calculation.

Reconciliation of Palladium Cash Cost per Ounce

	For the three months ended					For the six months ended June 30
($millions except ounce and per ounce amounts)	Jun 30 2015	Mar 31 2015	Dec 31 2014	Sep 30 2014	Jun 30 2014	2015	2014
Production costs including overhead	$25.6	$41.6	$40.5	$30.1	$30.3	$67.2	$60.1
Smelting, refining and freight costs	2.7	6.7	6.7	4.0	4.1	9.4	8.3
Royalty expense	1.0	2.5	3.0	1.8	2.2	3.5	4.3
Operational expenses	29.3	50.8	50.2	35.9	36.6	80.1	72.7
Less by-product metal revenue	7.1	18.0	19.5	12.5	14.1	25.0	28.7
	$22.2	$32.8	$30.7	$23.4	$22.5	55.1	$44.0
Divided by ounces of palladium sold	23,974	45,129	57,256	36,430	40,716	69,103	80,201
Cash cost per ounce (CDN$)	$926	$727	$537	$642	$554	$797	$548
Average exchange rate (CDN$1 — US$)	0.81	0.81	0.88	0.92	0.92	0.81	0.91
Cash cost per ounce (US$), net of by-product credits	$750	$589	$473	$589	$510	$645	$498

Adjusted EBITDA

The Company believes that EBITDA and Adjusted EBITDA are valuable indicators of the Company’s ability to generate operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

EBITDA excludes the impact of the cost of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

Other companies may calculate EBITDA differently. Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from loss: change in carrying value of long-term debt; income and mining tax expense; interest and other income; interest costs, prepayment fee and other; financing costs; depreciation and amortization; exploration; foreign exchange loss (gain); and, mine restoration and mitigation costs.

	For the three months ended					For the six months ended June 30
($millions)	Jun 30 2015	Mar 31 2015	Dec 31 2014	Sep 30 2014	Jun 30 2014	2015	2014
Loss and comprehensive loss from continuing operations for the year	$(96.8)	$(37.3)	$(11.2)	$(18.8)	$(10.0)	$(134.1)	$(36.6)
Change in carrying value of long-term debt	66.8	—	—	—	—	66.8	—
Interest and other income	(2.4)	1.3	(0.5)	(1.5)	(2.6)	(1.1)	(2.4)
Interest and other costs	14.8	11.9	10.1	10.2	16.0	26.7	29.0
Financing costs	7.5	0.4	—	(0.9)	4.3	7.9	8.4
Depreciation and amortization	4.6	8.6	12.2	6.9	8.2	13.2	18.5
EBITDA	$(5.5)	$(15.0)	$10.6	$(4.1)	$15.9	$(20.6)	$16.9
Exploration	1.8	2.5	3.1	2.6	1.9	4.3	2.6
Foreign exchange loss (gain)	(4.0)	22.4	7.9	9.8	(7.3)	18.4	0.6
Mine restoration and mitigation costs	3.7	—	—	—	—	3.7	—
Adjusted EBITDA	$(4.0)	$9.9	$21.6	$8.3	$10.5	$5.8	$20.1